Exhibit 21

YTB International, Inc.
Subsidiaries

Name of Entity	Jurisdiction of Incorporation or Organization
YTB Marketing, Inc. (name changed to ZamZuu, Inc. on January 15, 2010)	Delaware
Your Travel Biz Worldwide, Inc.	Illinois
YourTravelBiz.com Canada, ULC	Canada
YourTravelBiz.com UK, Ltd.	United Kingdom
YTB Air, Inc.	Delaware

YTB Travel Network, Inc.	Delaware
YTB Travel Network of Illinois, Inc. (doing business	Illinois
as YTB Travel and Cruises)
YTB Worldwide Travel, Inc.	Illinois
YTB Travel Network of Canada, ULC (operating	Canada
as Sunrise Travel)
YTB Travel Network UK, Ltd.	United Kingdom
YTB Tours, Inc.	Delaware

YTB Franchise Services, Inc.	Delaware